UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination completed:
								February 21, 2003
	811-5984						June 30, 2003


2.   State identification Number:

     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA             MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
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     TN             TX             UT             VT             VA        WA
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     WV             WI             WY             PUERTO RICO
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     Other (specify):


3.   Exact name of investment company as specified in registration statement:

	The New Ireland Fund

4. Address of principal executive office (number, street, city, state, Zip code):

	C/o PFPC Inc., 4400 Computer Drive, Westborough, Boston, MA 01581






ATTACHEMENTS:

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The New Ireland Fund, Inc. (the Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 21, 2003 and June 30, 2003, and from October 31, 2002 through February 21, 2003 and February 21, 2003 through June 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 21, 2003 and June 30, 2003, and from October 31, 2002 through February 21, 2003 and February 21, 2003 through June 30, 2003, with respect to securities reflected in the investment account of the Fund.


The New Ireland Fund, Inc.


By:	/s/Lelia Long
	Treasurer



	10/29/03
          Date



Report of Independent Accountants

To the Board of Directors of The New Ireland Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The New Ireland Fund, Inc.
(the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 21, 2003 and June 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our February 21, 2003 and June 30, 2003 examinations were made without prior notice to the fund. Included among our procedures were the following tests performed as of February 21, 2003 and June 30, 2003, and with respect to agreement of security purchases and sales, for the period from October 31, 2002
(the date of our last examination), through February 21, 2003 and for the period from February 21, 2003 through June 30, 2003:

- Confirmation with Bank of Ireland Security Services Limited of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland);

- Reconciliation of all such securities between the books and records of the Fund and the Custodian (Bank of Ireland);

- Agreement of three security purchases and three security sales or maturities during the period from October 31, 2002 to February 21, 2003 and the period from February 21, 2003 to June 30, 2003, from the books and records of the Fund to the Bank of Ireland's custody records evidencing the transfer or receipt of such securities.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The New Ireland Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 21, 2003 and June 30, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the New Ireland Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PriceWaterhouseCoopers, LLP


October 29, 2003